Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 20, 2006

VIA FEDERAL EXPRESS AND EDGAR

Ms. Michele Anderson
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re:	China Fortune Acquisition Corp. Amendment No. 1 to Registration Statement on Form F-1 Filed November 14, 2006 File No. 333-137797

Dear Ms. Anderson:

On behalf of China Fortune Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 29, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to William Bennett.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.
We note your response to our prior comment 1. It appears that the registration of the resale of the ordinary shares underlying the warrants “to the extent such warrants are subsequently transferred prior to exercise” is an attempt to register those ordinary shares for resale by persons other than Mr. Yu. Please conform in your response letter that you will file a post-effective amendment to the registration statement to identify those selling securityholders and provide all of the information about them required by Item 507 of Regulation S-K before they sell pursuant to the registration statement.

Ms. Michele Anderson
Securities and Exchange Commission
December 20, 2006

Please be advised that the Company is not attempting to register the ordinary shares for resale by persons other than Mr. Yu - Mr. Yu is the only person that will use the prospectus which forms a part of Registration Statement to resell the insider units (and/or underlying securities). For the Staff’s convenience, we have set forth below the pertinent portion of the Calculation of Registration Fee table as originally filed. Mr. Yu may use the Registration Statement to transfer the ordinary shares and warrants included as part of the insider units at any time after completion by the Company of a business combination (reflected in line items A and B below). If Mr. Yu transfers the warrants included as part of the insider units prior to exercising such warrants, the Company must register the initial issuance of the ordinary shares underlying such warrants so that the transferees may receive unrestricted registered shares (which it has done as reflected in line item C below). However, if Mr. Yu exercises the warrants included as part of the insider units prior to transferring the warrants, the Company must register the resale of the ordinary shares underlying the warrants so that Mr. Yu may be able transfer such ordinary shares (which it has done as reflected in line item D below). Accordingly, we respectfully do not believe the Staff’s comment is applicable.

A	Ordinary shares included as part of the Insider Units	250,000 Shares	-------	-------	-------(3)
B	Warrants included as part of the Insider Units	250,000 Warrants	-------	-------	-------(3)
C	Ordinary shares underlying the Warrants included in the Insider Units to the extent such Warrants are subsequently transferred prior to exercise(4)	250,000 Shares	$6.50	$1,625,000	$173.88
D	Ordinary shares underlying the Warrants included in the Insider Units to the extent such Warrants are subsequently exercised by the Insiders(4)	250,000 Shares	-------	-------	-------(5)

2.
Regarding the registration of the resale of the insider units and the underlying securities not referenced in the preceding comment, please revise to include all of the selling shareholder information about Mr. Yu as required by Item 507 of Regulation S-K. In addition, please confirm in your response letter that you will file a post-effective amendment to the registration statement to include financial and other information relating to the completed business combination transaction before Mr. Yu uses the prospectus to offer and resell the insider units and underlying securities.

Ms. Michele Anderson
Securities and Exchange Commission
December 20, 2006

We have revised the disclosure in the Registration Statement to include all of the selling shareholder information about Mr. Yu as required by Item 507 of Regulation S-K. Additionally, the Company hereby confirms that it will file a post-effective amendment to the Registration Statement to include financial and other information relating to the completed business combination transaction before Mr. Yu uses the prospectus to offer and resell the insider units and underlying securities.

Part II

Exhibit 5.1 - Legality Opinion

3.
We note that the warrants are governed by New York state law and that the opinion of Maples and Calder relates only to the laws of the Cayman Islands. Please be advised that the registration statement should include an opinion of qualified counsel that the warrants are “binding obligations” under the state contract law that governs the warrant agreement.

We have revised the Registration Statement to include an opinion of counsel from Graubard Miller indicating that the warrants are binding obligations of the Company under applicable law.

4.	The legality opinion should not be used as a disclosure document. Accordingly, please relocate the qualifications contained in paragraphs 4.2 and 4.3.

The opinion of Maples and Calder has been revised as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Bo Yu David M. Nussbaum Steven Levine Robert J. Mittman, Esq.